UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 22, 2024, Oculis Holding AG (“Oculis” or the “Company”) issued a press release announcing (i) the closing of its registered direct offering with gross proceeds of $58.75 million and (ii) the listing of its ordinary shares on the Nasdaq Iceland Main Market (“Main Market”) under the ticker symbol “OCS” starting on April 23, 2024. A copy of this press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Oculis has also entered into market making agreements with Landsbankinn hf. and Íslandsbanki hf., who will place bids and offers for certain amounts with a fixed spread. The market making agreements will only apply to trading on the Main Market and go into effect on April 23, 2024.

This Report on Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-271938) and Form F-3 (File Nos. 333-278409 and 333-271063).

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated April 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: April 22, 2024	By:	/s/ Sylvia Cheung
Sylvia Cheung
Chief Financial Officer